Exhibit 4.2(c)

OMNIBUS AGREEMENT TO TERMINATE

REGISTRATION RIGHTS AGREEMENT AND

STOCKHOLDERS’ AGREEMENT

This Omnibus Agreement to Terminate the Registration Rights Agreement and Stockholders’ Agreement (the “Termination Agreement”) is made and entered into as of November 12, 2007, by and among Finlay Enterprises, Inc., a Delaware corporation (the “Company”) and David B. Cornstein and Arthur E. Reiner (the “Amending Stockholders”).

This Termination Agreement is an amendment to the: (i) Registration Rights Agreement, dated as of May 26, 1993, by and among the Company and certain stockholders party thereto, as amended by the Omnibus Amendment to Registration Rights and Stockholders’ Agreements dated as of October 15, 1997 (the “Omnibus Amendment”) (as so amended, the “Amended Registration Rights Agreement”) and (ii) Amended and Restated Stockholders’ Agreement, dated as of March 6, 1995, by and among the Company and certain stockholders party thereto, as amended by the Omnibus Amendment (as so amended, the “Amended Restated Stockholders’ Agreement”).

Terms used as defined terms but not defined herein shall have the meanings ascribed them in the Amended Registration Rights Agreement or Amended Restated Stockholders’ Agreement, as applicable.

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Amending Stockholders hereby agree as follows:

1. Amendment to Amended Registration Rights Agreement. As of the date hereof, there are no Lee Holders, ELI Holders or Investor Holders holding any Registrable Securities, and the Amending Stockholders represent a majority in interest of the Management Holders. Effective as of the date of this Termination Agreement, the Amended Registration Rights Agreement is hereby terminated with no future obligation of any party to any other party under such agreement.

2. Amendment to Amended Restated Stockholders’ Agreement. As of the date hereof, there are no Lee Holders, ELI Holders or Investor Holders holding any Shares, and the Amending Stockholders hold a majority of the Shares held by the Management Holders. Effective as of the date of this Termination Agreement, the Amended Restated Stockholders’ Agreement is hereby terminated with no future obligation of any party to any other party under such agreement.

3. Counterparts. This Termination Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

4. Governing Law. This Termination Agreement shall be construed under and governed by the laws of the State of New York, regardless of the laws that might otherwise govern under applicable New York principles of conflicts of laws.

IN WITNESS WHEREOF, the Company and each of the Amending Stockholders have executed this Termination Agreement as of the date indicated above.

FINLAY ENTERPRISES, INC.

By:	/s/ Bruce E. Zurlnick
Bruce E. Zurlnick
Senior Vice President, Treasurer
and Chief Financial Officer

/s/ David B. Cornstein
David B. Cornstein

/s/ Arthur E. Reiner
Arthur E. Reiner